UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Saks Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79377W108

(CUSIP Number)

Stefán H. Hilmarsson

Baugur Group hf

Túngata 6

101 Reykjavik

Iceland

+354 530 7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Daniel Cunningham, Esq.

Eric Shube, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 610-6300

June 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79377W108

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baugur Group hf.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iceland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 12,210,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 12,210,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,210,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP NO. 79377W108

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jón Ásgeir Jóhannesson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iceland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 12,210,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 12,210,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,210,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 (Amendment No. 2) further amends and supplements the statement on Schedule 13D originally filed by Baugur Group hf. (Baugur) and Mr. Jón Ásgeir Jóhannesson with the Securities and Exchange Commission on July 23, 2007, as amended by Amendment No.1 (Amendment No. 1) filed with the Securities and Exchange Commission on October 29, 2007 (Schedule 13D) with respect to the common stock, par value $0.10 per share (Common Stock), of Saks Incorporated, a Tennessee corporation (Issuer). Except as set forth below, all Items of the Schedule 13D remain unchanged.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 (d) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(d) On May 3, 2007, the District Court of Reykjavik ruled that Mr. Jón Ásgeir Jóhannesson had violated Article 158 of the Icelandic Penal Code which prohibits incorrect statements in a legally required document. The conviction related to an incorrect statement contained in a stock exchange announcement. Mr. Jón Ásgeir Jóhannesson received a suspended sentence of 3 months imprisonment. Previously, both the District Court of Reykjavik and the Supreme Court of Iceland had dismissed the charges against Mr. Jón Ásgeir Jóhannesson.

On June 5, 2008, the Supreme Court of Iceland ruled in the final appeal by Mr. Jón Ásgeir Jóhannesson and the prosecution. The Supreme Court of Iceland acquitted Mr. Jón Ásgeir Jóhannesson of the violation of Article 158 of the Icelandic Penal Code but, in respect of the same article of the indictment, convicted him of a breach of Article 37, paragraph 1, subparagraph 3 of Act no. 145/1994 (the Icelandic Bookkeeping Act), which is enforced through Article 262(2) of the Icelandic Penal Code. The conviction relates to the inclusion of a credit invoice in Baugur’s accounts. The Supreme Court of Iceland confirmed the sentence imposed by the District Court of Reykjavik. At the same time, the Supreme Court of Iceland dismissed the appeal by the prosecution and confirmed the acquittal of Mr. Jón Ásgeir Jóhannesson with respect to all the remaining articles of the indictment. Mr. Jón Ásgeir Jóhannesson vigorously maintains his innocence in these matters and continues to have the full support of Baugur’s board of directors.

Mr. Jón Ásgeir Jóhannesson’s case has created significant political debate and controversy in Iceland. The Baugur board of directors and the executive management of the company have publicly criticised the conduct of the case against Mr. Jón Ásgeir Jóhannesson. A complaint has also been filed by Mr. Jón Ásgeir Jóhannesson with the European Court of Human Rights in relation to this matter.

Neither Baugur, nor, to the best of its knowledge, any of Baugur’s executive officers or directors listed in Schedule A, except as otherwise described above, have, during the five years preceding the date of this Schedule 13D, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The source of funds used in making the purchases were the Forward Contracts with Landsbanki Islands hf (Landsbanki). Since the filing of the Amendment No. 1, the parties have further consolidated and/or rolled over (on one or more occasion) the previously disclosed Forward Contracts resulting in new Forward Contracts as described in Item 5. In connection with the consolidation and/or rolling-over of the original Forward Contracts, Baugur has paid Landsbanki an aggregate amount of $42,164,071 and will pay a total further consideration of $194,002,440 to purchase the shares if the Forward Contracts are settled at maturity. The source of funds for any such settlement payment will be general corporate funds and/or borrowings at the time of settlement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 (a), (b) and (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) As of June 11, 2008, Baugur has the right to acquire 12,210,000 shares, or approximately 8.5%, of the Issuer’s Common Stock. This percentage of shares is calculated based on 143,593,723 shares of the Issuer’s Common Stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q, which was filed with the SEC on June 5, 2008 and which represents the most recent available public filing containing such information.

Baugur’s beneficial ownership arises through a series of Icelandic forward contracts (each a Forward Contract) that it has entered into with Landsbanki. Pursuant to each Forward Contract, Baugur has, on the contract maturity date, the right to require Landsbanki to sell to it the number of shares of Common Stock of the Issuer to which the Forward Contract relates for a price specified in such Forward Contract (Forward Price), as detailed below. Since the filing of the Amendment No.1, the parties have further consolidated and/or rolled over the previously disclosed Forward Contracts into new Forward Contracts as described in more detail under Item 5(c) below. Baugur may decide to further consolidate and/or roll over the current Forward Contracts in the future.

Baugur and Mr. Jón Ásgeir Jóhannesson may be deemed to have shared power to vote and shared power to dispose or direct disposition of the shares described below, although they will not have the actual power to vote any shares prior to the actual acquisition of those shares under the terms of the applicable Forward Contract.

As described under Item 4, Baugur has had exploratory discussions with Landmark, which is also currently a shareholder of the Issuer, with regard to the possibility of making a joint proposal for the acquisition of the Issuer. Baugur expects to hold additional discussions with Landmark and those additional discussions in the future may result in Baugur, Mr. Jón Ásgeir Jóhannesson and Landmark being deemed to have formed a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (Exchange Act) and Rule 13d-5(b)(1) promulgated thereunder.

Baugur has been informed that Landmark beneficially owns 1,658,700 shares or approximately 1.2% of the Issuer’s Common Stock. Accordingly, in the aggregate, Baugur, Mr. Jón Ásgeir Jóhannesson and Landmark beneficially own approximately 9.7% of the Issuer’s Common Stock.

Baugur and Mr. Jón Ásgeir Jóhannesson hereby disclaim beneficial ownership of any shares of the Issuer’s Common Stock that may be, or are, beneficially owned by Landmark and/or any affiliates of Landmark.

(c) The following chart sets forth the details of the new Forward Contracts with regard to the Issuer’s Common Stock that Baugur has entered into during the past sixty days:

Party	Effective Date of Forward Contract	Number of Shares Purchased	Forward Price per share ($)	Spot Price per share ($)	Where and How Effected
Baugur	April 30, 2008	1,000,000	23.1078	22.7569	Privately entered forward contract

Baugur	April 30, 2008	1,000,000	22.7133	22.3684	Privately entered forward contract

Baugur	April 30, 2008	600,000	22.4713	22.1301	Privately entered forward contract

Baugur	April 30, 2008	350,000	22.0544	21.7195	Privately entered forward contract

Baugur	April 30, 2008	275,000	22.3588	22.0193	Privately entered forward contract

Baugur	April 30, 2008	710,000	19.0140	18.7253	Privately entered forward contract

Baugur	April 30, 2008	1,325,000	17.1192	16.8593	Privately entered forward contract

Baugur	May 7, 2008	3,400,000	12.1796	12.0086	Privately entered forward contract

Baugur	May 7, 2008	3,550,000	12.1796	12.0086	Privately entered forward contract

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The response set forth in Item 7 of the original Schedule 13D is hereby amended by adding to the end of Item 7 the following:

29. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

30. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

31. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

32. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

33. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

34. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

35. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

36. Forward Contract entered into between Baugur and Landsbanki, dated May 7, 2008 (English language translation);

37. Forward Contract entered into between Baugur and Landsbanki, dated May 7, 2008 (English language translation).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of June 11, 2008 that the information set forth in this statement is true, complete and correct.

Baugur Group hf.

By:	/s/ Stefán Hilmar Hilmarsson
Name:	Stefán Hilmar Hilmarsson
Title:	Deputy Chief Executive Officer

Mr. Jón Ásgeir Jóhannesson

/s/ Jón Ásgeir Jóhannesson

INDEX OF EXHIBITS

29. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

30. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

31. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

32. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

33. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

34. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

35. Forward Contract entered into between Baugur and Landsbanki, dated April 29, 2008 (English language translation);

36. Forward Contract entered into between Baugur and Landsbanki, dated May 7, 2008 (English language translation);

37. Forward Contract entered into between Baugur and Landsbanki, dated May 7, 2008 (English language translation).